Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.

1830-1030 West Georgia Street

Vancouver, BC V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on June 13, 2022

3.	News Release:

On June 14, 2022, GoldMining Inc. ("GOLD") issued a news release through the facilities of CNW Newswire.

4.	Summary of Material Change:

On June 13, 2022, GOLD and a wholly-owned subsidiary of GOLD (together with GOLD, the "Company") had entered into an option agreement (the "Option Agreement") with NevGold Corp. and its subsidiary (together with NevGold Corp., "NevGold") whereby NevGold Corp.'s subsidiary may acquire a 100% interest in the Company's Almaden Project, located in Idaho, U.S.A. (the "Almaden Project") for total consideration of up to C$16.5 million in cash and/or shares to the Company from NevGold (the "Option"). Such total consideration is comprised of initial consideration of C$3.0 million, additional payments of C$6.0 million to exercise the Option and further contingent payments of up to C$7.5 million tied to success-based project milestones.

Concurrent with the closing of the grant of the Option, GOLD will make a strategic investment in NevGold by subscribing for 1,481,481 common shares of NevGold Corp. ("NevGold Shares") at a price of C$0.675 per NevGold Share for total subscription proceeds of C$1 million.

5.	Full Description of Material Change:

On June 13, 2022, the Company entered into the Option Agreement with NevGold, pursuant to which the Company will grant a subsidiary of NevGold Corp. the Option to acquire a 100% interest in the Almaden Project for initial consideration of C$3.0 million, which will be satisfied through the issuance of 4,444,444 NevGold Shares to the Company.

Pursuant to the Option, in order to acquire the Almaden Project, NevGold must:

(i)	make the following additional payments of C$6.0 million to the Company, payable in cash and/or NevGold Shares, at the election of NevGold:

●	January 1, 2023: C$1.5 million;
●	July 1, 2023: C$1.5 million; and
●	January 1, 2024: C$3.0 million; and

(ii)	complete the following qualifying expenditures of C$2.25 million at the Almaden Project during an exercise period ending January 1, 2024:

●	C$1.5 million on or before June 1, 2023; and
●	C$0.75 million on or before December 31, 2023.

Upon satisfying the total C$9.0 million in cash and/or share payments and completing the C$2.25 million in qualifying expenditures by January 1, 2024, NevGold would own 100% of the Almaden Project.

The Option Agreement also provides for the following additional contingent payments of up to C$7.5 million by NevGold, payable in cash and/or NevGold Shares, at the election of NevGold:

●	C$0.5 million on completion of a positive Preliminary Economic Assessment;
●	C$2.5 million on completion of a positive Preliminary Feasibility Study; and
●	C$4.5 million on completion of a positive Feasibility Study.

In the event that any of the foregoing payments are satisfied through the issuance of additional NevGold Shares, the number of such shares will be based upon the volume weighted average price of the NevGold Shares for the applicable 30-trading day period.

Concurrent with the closing of the grant of the Option, GOLD will make a strategic investment in NevGold Corp. by subscribing for 1,481,481 NevGold Shares at a price of C$0.675 per NevGold Share for total subscription proceeds of C$1.0 million. Under the Option Agreement, GOLD has agreed to purchase additional equity of NevGold Corp. in an amount equal to the lesser of C$1.25 million and 40% of the total gross proceeds raised by NevGold Corp. in the event NevGold Corp. completes a qualifying financing prior to November 30, 2022.

In connection with the transaction, on closing, the parties will enter into an investor rights agreement on customary terms, which provides for, among other things, the grant of certain anti-dilution rights by NevGold Corp. to GOLD and the right to nominate one board member of NevGold Corp., provided the Company maintains an equity interest in NevGold Corp. above 4.99%.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

9.	Date of Report:

June 23, 2022